SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S/A.

(Publicly-held Company)

C.N.P.J./M.F. nº 06.164.253/0001-87

N.I.R.E. 35.300.314.441

CALL NOTICE

SPECIAL SHAREHOLDERS’ MEETING

The Shareholders are hereby invited to the Special Shareholders’ Meeting to be held on October 19, 2012, at 09:00 a.m., on Praça Comte Linneu Gomes, S/N, Portaria 3, Jardim Aeroporto, CEP 04626-020, in the Capital of São Paulo State – at the Meeting Room of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”), in order to adopt resolutions on the following agenda:

(a)  to approve the Company’s management proposal for (i) the Long-Term Incentive Plan – Stock Purchase Option, and (ii) the Long-Term Incentive Plan – Restricted Shares Plan, in substitution for the Company’s Stock Purchase Option Plan, which had been approved at the Special Shareholders’ Meeting held on December 09, 2004, and further amended at the Special Shareholders’ Meeting held on July 04, 2008.

General Information: Any shareholders wishing to be represented by proxy must submit the respective proxy, with special powers, as well as documents evidencing the signatory’s powers, having the signatures certified by a notary public, or file the same, at the above mentioned address, with the Investor Relations Officer. In compliance with the applicable legal and statutory provisions, copies of the documents to be discussed at the Special Shareholders’ Meeting, including the information contained in Annex 13 to CVM Instruction 481/2009 and other documents required in the referred Instruction, are available to the shareholders at the Company’s head-office, at the web pages of the Company (www.voegol.com.br) – Investor Relations, of the BM&FBOVESPA (www.bmfbovespa.com.br) and of the CVM (www.cvm.gov.br).

São Paulo, October 04, 2012.

Constantino de Oliveira Junior

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.